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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*
                                              -

                         Morton's Restaurant Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   619429 10 3
                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064
                                 (800) 675- 6115
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
-----------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          BFMA HOLDING CORPORATION
-----------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                               (a) [x]
                                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
-----------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                             [ ]
-----------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             398,500
     Number of     ----------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by      ----------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               398,500
      Person       ----------------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             0
-----------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          398,500
-----------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 [ ]
-----------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          9.5%
-----------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          CO
-----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          FLORESCUE FAMILY CORPORATION
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                              (a) [x]
                                                                                                           (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only
---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   NEVADA
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             29,100
     Number of       ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               29,100
      Person         ------------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             0
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          29,100
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 [ ]
--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          0.7%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          CO
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          BARRY W. FLORESCUE
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                               (a) [x]
                                                                                                            (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only
---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   UNITED STATES
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             427,600
     Number of       ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              56,300
     Owned by        ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               427,600
      Person         ------------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             56,300
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          483,900
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          11.6%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          NED L. SIEGEL
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                               (a) [x]
                                                                                                            (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only
---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   UNITED STATES
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              56,300
     Owned by        ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person         ------------------------------------------------------------------------------------------------
        With         10)     Shared Dispositive Power
                             56,300
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          56,300
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          1.3%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          RICHARD A. BLOOM
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                               (a) [X]
                                                                                                            (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   UNITED STATES
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             10,000
     Number of       ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               10,000
      Person         ------------------------------------------------------------------------------------------------
        with         10)     Shared Dispositive Power
                             0
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          10,000
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          0.2%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          CHARLES W. MIERSCH
---------------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                               (a) [x]
                                                                                                            (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
---------------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                [ ]
---------------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   UNITED STATES
---------------------------------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             1,000
     Number of       ------------------------------------------------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        ------------------------------------------------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               1,000
      Person         ------------------------------------------------------------------------------------------------
        with         10)     Shared Dispositive Power
                             0
---------------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,000
---------------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 [ ]
---------------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          0.0%
---------------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
---------------------------------------------------------------------------------------------------------------------

         This Amendment No. 7 to the Statement on Schedule 13D amends and supplements the Statement in Schedule 13D relating to the event date of January 25, 2001, filed by BFMA Holding Corporation, Florescue Family Corporation, Barry
W. Florescue and Ned L. Siegel as amended by Amendment No. 1 relating to the event date of March 21, 2001, Amendment No. 2 relating to the event date of April 26, 2001, Amendment No. 3 relating to the event date of June 27, 2001, Amendment No. 4 relating to the event date of July 19, 2001, Amendment No. 5 relating to the event date of July 27, 2001 and Amendment No. 6 relating to the event date of September 6, 2001 (collectively, the "Schedule 13D"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

         Item 5 has been amended and restated in its entirety to read as follows:

(a) As of the date hereof, Florescue is deemed to be the beneficial owner of 427,600 shares of Common Stock, which represents approximately 10.2% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission), which includes 398,500 shares of Common Stock for which BFMA has sole voting power and sole dispositive power and an additional 29,100 shares of Common Stock which FFC has sole voting power and sole dispositive power. In addition, as of the date hereof, Florescue and Siegel are deemed to be the joint beneficial owners of 56,300 shares of Common Stock, which represents approximately 1.3% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission).

         As of the date hereof, Richard A. Bloom is deemed to be the beneficial owner of 10,000 shares of Common Stock, which represents less then one percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission). Although Mr. Bloom is a director of BFMA, Mr. Bloom is not considered a part of the group which includes the Reporting Persons, and the Reporting Persons disclaim beneficial ownership of the shares owned by Mr. Bloom.

         As of the date hereof, Charles W. Miersch is deemed to be the beneficial owner of 1,000 shares of Common Stock, which represents less then one percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission). Although Mr. Miersch is a director of BFMA, Mr. Miersch is not considered a part of the group which includes the Reporting Persons, and the Reporting Persons disclaim beneficial ownership of the shares owned by Mr. Miersch.

(b) As of the date hereof, Florescue has sole voting power and sole dispositive power with respect to 427,600 shares of Common Stock of the Issuer, which includes 398,500 shares of Common Stock for which BFMA has sole voting power and sole dispositive power and an additional 29,100 shares of Common Stock which FFC has sole voting power and sole dispositive power. In addition, as of the date hereof, Florescue and Siegel have joint voting power and joint dispositive power with respect to 56,300 shares of Common Stock of the Issuer.

         As of the date hereof, Richard A. Bloom has sole voting power and sole dispositive power with respect to 10,000 shares of Common Stock of the Issuer.

         As of the date hereof, Charles W. Miersch has sole voting power and sole dispositive power with respect to 1,000 shares of Common Stock of the Issuer.

(c) The following table sets forth all of the transactions in Common Stock by BFMA over the past 60 days, all such transactions were open-market purchases. No sales occurred in the past 60 days. None of FFC, Florescue, Siegel or any of the other executive officers or directors of BFMA made any transactions in Common Stock over the past 60 days, except as indicated in the table.

----------------------------------------------------------------------------------------------------------------------
        Shares of Common Stock               Purchase Price Per Share ($)                 Date of Purchase
        ----------------------               ----------------------------                 ----------------
 (All purchases - purchaser indicated
            in parenthesis)
----------------------------------------------------------------------------------------------------------------------
             25,000 (BFMA)                               8.05                                 09/25/01
----------------------------------------------------------------------------------------------------------------------
             5,000 (Bloom)                               8.05                                 09/25/01
----------------------------------------------------------------------------------------------------------------------
             500 (Miersch)                               8.05                                 09/25/01
----------------------------------------------------------------------------------------------------------------------

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                  --------------------------------------------------------------

         Item 6 has been supplemented with the following:

         On November 8, 2001, BFMA sent a letter to Morton's, a copy of which is attached hereto and incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

                  Exhibit A.  Agreement of Joint Filing. (1)
                  ---------

                  Exhibit B.  Definitive Proxy Statement, dated April 26, 2001. (2)
                  ---------

                  Exhibit C.  Letter from BFMA to Morton's, dated May 1, 2001. (2)
                  ---------

                  Exhibit D.  Commitment Letter from Icahn Associates Corp., dated May 1, 2001. (2)
                  ---------

                  Exhibit E. Letter from BFMA to Greenhill & Co., LLC, dated June 27, 2001. (3)
                  ---------

                  Exhibit F. Letter from BFMA to Morton's, dated July 19, 2001. (4)
                  ---------

                  Exhibit G. Letter from BFMA to Morton's, dated July 27, 2001. (5)
                  ---------

                  Exhibit H. Letter from BFMA to Morton's, dated November 8, 2001. (6)
                  ---------

(1)      Filed as an exhibit to Amendment No. 1 to the Statement on Schedule 13D.

(2)      Filed as an exhibit to Amendment No. 2 to the Statement on Schedule 13D.

(3)      Filed as an exhibit to Amendment No. 3 to the Statement on Schedule 13D.

(4)      Filed as an exhibit to Amendment No. 4 to the Statement on Schedule 13D.

(5)      Filed as an exhibit to Amendment No. 5 to the Statement on Schedule 13D.

(6)      Filed as an exhibit to Amendment No. 7 to the Statement on Schedule 13D.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 8, 2001

                            BFMA HOLDING CORPORATION


                            By:  /s/ Barry W. Florescue
                                 ----------------------------------
                                 Name:    Barry W. Florescue
                                 Title:   Chief Executive Officer

                            FLORESCUE FAMILY CORPORATION


                            By:  /s/ Barry W. Florescue
                                 ----------------------------------
                                 Name:    Barry W. Florescue
                                 Title:   President


                            /s/ Barry W. Florescue
                            ---------------------------------------
                            Barry W. Florescue

                            /s/ Ned L. Siegel
                            ---------------------------------------
                            Ned L. Siegel

                            /s/ Richard A. Bloom
                            ---------------------------------------
                            Richard A. Bloom

                            /s/ Charles W. Miersch
                            ---------------------------------------
                            Charles W. Miersch

                                                                   Exhibit H
                                                                   ---------

November 8, 2001

VIA FACSIMILE AND OVERNIGHT COURIER

Allen Bernstein
Chairman and CEO
Morton's Restaurant Group, Inc.
3333 New Hyde Park Road
New Hyde Park, NY 11042

Dear Mr. Bernstein:

         Six months ago BFMA Holding Corporation made a fully financed offer for Morton's Restaurant Group, Inc. at $28.25 per share. Since that time, you, John Castle, Tom Baldwin and others under your and their direction have thwarted our every effort to acquire Morton's. In doing so, you have made a number of false, misleading and disparaging statements about BFMA and its principals.

         It was obvious to us over nine months ago that you and your management team were, and had been for a long time, attempting to capture the real value potential of Morton's for yourselves. In furtherance of this goal, you and your cronies took actions to depress the share price, granted yourselves a tremendous number of options and used the company's desperately-needed cash to repurchase its own stock. The result was substantially to increase the percentage of the company owned by you and those friendly to you. You also issued new and substantial "golden parachutes" to a large number of your employees to make it more expensive for a third-party to buy the company. Only after BFMA launched a proxy fight to call attention to this egregious behavior did you agree to stop some of these actions. In addition, in order to save your jobs and your directorships, you committed to the institutional stockholders who elected you, John Castle and Tom Baldwin as directors to explore strategic alternatives, including the sale of the company.

         Unfortunately, the "special committee" you formed to oversee the exploration of strategic alternatives has not acted in good faith to maximize value for the company's public stockholders. While the special committee issued some weak language to the public about accepting expressions of interest, the special committee never really moved the process forward. Many potential buyers that expressed an interest in Morton's were openly rebuffed and other interested parties were induced into signing restrictive confidentiality and standstill agreements and then were not provided with information they requested or that was necessary to make firm offers. The whole process was an insult to all of the stockholders who elected you. Moreover, the special committee was headed by John Castle, who we insisted from the beginning had a substantial conflict of interest and should not even be on the committee.

         In BFMA's case, the special committee delayed the process just long enough for our financing commitment to expire and then declared that BFMA's offer was not "not serious" because you claimed that neither BFMA nor Carl Icahn had demonstrated to Greenhill, the special committee's financial advisor, that the necessary funds were available. Prior to that time, both BFMA and Icahn Associates had clearly demonstrated that they had the capital necessary to consummate the transaction. The process was a complete farce but that was not at all surprising to us. In fact, we stated at our first meeting with Greenhill that your plan was to delay the process with the sole intention of claiming that our offer was "not serious" once our financing commitment expired. With the stock now at just over $12.00, each public shareholder has lost more than $16.00 per share as a direct result of your actions.

         In the last week, we have learned John Castle resigned several months ago as head of the special committee and his counsel has also resigned as counsel to the special committee. Of course, at the same time that we were informed that he had resigned we were also led by Greenhill to believe that such resignation had been publicly disclosed. The next day we were once again assured by new counsel to the special committee that Mr. Castle's resignation had been publicly disclosed. Not surprisingly, no record of any such disclosure can be found. Moreover, prior to Mr. Castle's departure from the special committee, he managed the process in such as way as to thwart all third-party efforts (including BFMA's) to buy Morton's. We can only suspect that Mr. Castle's motivation to resign from the special committee without also resigning from the board of directors is that he intends to submit a "low-ball" bid to acquire Morton's. Despite his resignation from the special committee, his continued presence and the presence of his associates on the board of directors will allow him to manipulate the sale process to his advantage. This is further evidence of your plan to hide behind a feigned sale process and to allow your cronies to steal the company away from the public stockholders at a substantially lower price than the $28.25 per share in cash BFMA had offered. Only a few months ago, you were telling stockholders that our offer was inadequate. Since then the stock has fallen over 50% and so far you have done very little to improve the situation. Consistent with our prior predictions, we believe that you, John Castle, Tom Baldwin and the rest of the directors are acting in your own interests and not on behalf of Morton's public stockholders and that you are attempting, through fraud and deception, to steal value from the public stockholders.

         As you are well aware, we remain interested in acquiring the company and once again, at the suggestion of Greenhill, contacted the new counsel to the special committee to negotiate a confidentiality agreement. The result of those negotiations is that the special committee will not let us into the process unless we agree to "standstill provisions" for a period of three years. The special committee informed our counsel that they have not asked us to agree to any provision in the confidentiality agreement that they didn't get the other bidders to agree to. Even if true, that statement does not justify the restrictions sought to be imposed on BFMA. First, given our substantial stock ownership in the Company and our past actions, it is clearly not in the best interest of stockholders to seek to prevent BFMA from soliciting proxies to oppose an undesirable transaction or seek to remove the incumbent directors. Second, no other bidder in the process has an investment in the company as large as ours nor has any other bidder acted in any manner to protect the interests of the public stockholders as BFMA has. In addition, the special committee has insisted upon the right to withhold from BFMA information it deems "inadvisable or inappropriate." That, too, is contrary to the interests of stockholders in maximizing value. This is especially true since John Castle obviously has had and currently has unrestricted access to all Morton's information.

         Notwithstanding the recent tragic events, we believe that any offer less than $20 per share today would significantly undervalue the company. Despite your poor management and despite the current difficult economic times, we believe that the value of the Morton's franchise remains strong.

         We are appalled by the actions of you and your board thus far. It is clear to us that the board has failed to provide independent and ethical oversight to this process. Unless the sale process recently announced by the company is demonstrated to be fair, open and equal to all parties, you can expect us to continue to be a shareholder activist. We will not stand by idly and let you, John Castle and Tom Baldwin steal value away from the public stockholders.

 Sincerely,


/s/ Barry W. Florescue

Barry W. Florescue
Chairman and CEO




                                       3